UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 3, 2020, NANO-X IMAGING LTD (the “Company”) submitted its official response to an accredited Review Organization under the U.S. Food and Drug Administration’s (“FDA”) 510(k) Third Party Review Program (the “Third Party Review Program”) as part of the Company’s 510(k) application process for a single-source version of the Nanox.ARC.

The submission served as a reply to the additional information request received from the Third Party Review Program. The response includes additional data and other information to complete the application and to address certain deficiencies highlighted by the reviewer, including the results of certain performance tests, and was submitted within the required time frame.

The Company submitted its original 510(k) application under the Third Party Review Program in January 2020 and received the additional information request in March 2020. The submission was based on a predicate filing for an equivalence claim to an existing FDA-approved X-ray imaging system by another market participant, and no new claims were made as to the operation, image quality or functionality of the Nanox.ARC versus the predicate device. The Company’s original timeline for completing the application was delayed due to the impact of COVID-19 on the external labs it works with to complete its product testing.

The Company plans to continue to optimize and develop further features of the Nanox.ARC, and plans to submit an additional 510(k) application under the Third Party Review Program with respect to the multiple-source Nanox.ARC during the fourth quarter of 2020.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING, INC.

By:	/s/ Tal Shank
Name:	Tal Shank
Title:	Vice President of Corporate Development

Date: September 10, 2020